FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended December 24, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X                Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                              No   X

 FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, December 24, 2004 – English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

December  24, 2004

Trading Symbol: TSXV: VVV

VANNESSA CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

Vannessa Ventures Ltd. (the "Company") - The Company has closed in part its recently announced private placement by issuing 4,805,500 units of the Company at the price of $0.32 per unit to raise $1,537,760.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants are subject to a hold period expiring April 24, 2005.  The purchaser of this portion of the Company's private placement is Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., the control person of the Company, as described in the Company's material change report of December 13, 2004.

The proceeds of the placement will be used for exploration and development work in Guyana and in Costa Rica and for general working capital.

The balance of the placement (1,444,500 Units) is expected to close shortly.

John Morgan – President

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”